Exhibit 99.1

VINCI PARTNERS INFRASTRUCTURE ANNOUNCES PARTNERSHIP WITH ÁGUAS DO BRASIL TO INVEST IN THE PUBLIC CONCESSION OF CEDAE’S BLOCK 3

Rio de Janeiro, February 11, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today the partnership between Vinci Partners’ Infrastructure strategy and consortium Águas do Brasil, establishing a new concessionaire (“the Company”) to invest in the public concession of Companhia Estadual de Águas e Esgotos’ (“CEDAE”) Block 3.

The Company will be ahead of CEDAE’s concession of Block 3, won by Águas do Brasil in the international public bid conducted by the State of Rio de Janeiro, and will be responsible for the provision of water supply and sanitation services for 21 cities in the state.

This is the first investment from Vinci Infrastructure Water and Sewage strategy (“VIAS” or “the Fund”), through a 40% stake held in the Company. With this investment, the Fund will reach over 90% deployment considering raised commitments since its first close in 2021.

José Guilherme Souza, partner, and Head of Infrastructure for Vinci Partners, said, “This is an extremely relevant investment for VIAS, as we establish a partnership with Águas do Brasil, a group with extensive technical knowledge and experience in the water and sewage sector in Rio de Janeiro. We are thrilled to once again take part in the concession of basic services’ distribution, effectively contributing to improve the quality of water sanitation services to the state’s population.”

About Vinci Partners Infrastructure

Our infrastructure core plus strategy seeks to have exposure to real assets related to economic infrastructure, through investments in equity and debt instruments across several sectors, including but not limited to power generation and transmission, transportation and logistics, and water & sewage. The infrastructure team aims control or control-oriented positions in brownfield and greenfield opportunities and employs active hands-on management of assets and operations.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control.

Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240